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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

INFINEON TECHNOLOGIES AG

(Name of Issuer)
Ordinary Shares, No Par Value, Notional Value €2.00 per share

(Title of Class of Securities)
45662N103

(CUSIP Number)
March 24, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45662N103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SIEMENS AKTIENGESELLSCHAFT I.R.S. Identification No. not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐ Not applicable
	(b)	☐ Not applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With:
		5.	Sole Voting Power	0

		6.	Shared Voting Power	0

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:			0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			☐

11.	Percent of Class Represented by Amount in Row (9)			0%

12.	Type of Reporting Person (See Instructions)			CO

Item 1.
	(a)	Name of Issuer
INFINEON TECHNOLOGIES AG
	(b)	Address of Issuer’s Principal Executive Offices
Am Campeon 1-12 D-85579 Neubiberg, Germany

Item 2.
	(a)	Name of Person Filing
SIEMENS AKTIENGESELLSCHAFT (“Siemens AG”)
	(b)	Address of Principal Business Office or, if none, Residence
Wittelsbacherplatz 2 D-80333 Munich, Germany
	(c)	Citizenship
Federal Republic of Germany
	(d)	Title of Class of Securities
Ordinary Shares, No Par Value, Notional Value €2.00 per share (the “Shares”)
	(e)	CUSIP Number
45662N103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
	(a)	Amount beneficially owned: 0 Shares
On March 24, 2006, Siemens AG entered into a sale and purchase agreement according to which it agreed to sell the 136,292,363 Shares held by it (the “Transaction”). The Transaction closed on April 3, 2006. As a result of the Transaction, Siemens AG no longer beneficially owns any Shares of Infineon Technologies AG.

(b)	Percent of class: 0%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
As described in Item 4 above, Siemens AG sold the 136,292,363 Shares held by it, thus reducing its ownership of the Shares to 0%.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2006 SIEMENS AKTIENGESELLSCHAFT
By:	/s/ LOTHAR WILISCH
	Name:	Lothar Wilisch
	Title:	Head of Capital Markets

By:	/s/ DR. WERNER SCHICK
	Name:	Dr. Werner Schick
	Title:	Senior Counsel